Exhibit (a)(1)(C)

EMAIL TO OPTION HOLDERS

To: Option Holders

Date: July 12, 2018

Subject: Helius Medical Technologies, Inc. Stock Option Solicitation

Dear Option Holder:

You are receiving this email because you hold options to purchase shares of our Class A common stock (each, an “Option”), which were issued pursuant to our 2014 Stock Option Plan and/or 2016 Omnibus Incentive Plan (each, a “Plan”).

In connection with the recent change in our functional currency from the Canadian Dollar (CAD) to the United States Dollar (USD), we believe it is in the best interests of Helius Medical Technologies, Inc. to amend each Stock Option Agreement by and between us and each Option holder (each, a “Stock Option Agreement”) to denominate the exercise price for such Option in USD, rather than CAD, based on the CAD to USD closing exchange rate on the date the Option was granted, as then-reported by the Bank of Canada (the “Proposed Amendment”).  The purpose of this email and the accompanying Consent Solicitation Statement and Consent Form is to ask you to consent to the Proposed Amendment, in accordance with the terms of the applicable Plan.

Please carefully read the accompanying documents and the documents referenced therein.

If you wish to participate in the solicitation, the Election Form must be returned to us, in the manner described in the Consent Solicitation Statement, before 12:00 midnight, Eastern Time, on August 8, 2018, unless extended by us.

If you have any questions concerning the solicitation, the Proposed Amendment or any other information contained in the accompanying documents, please contact me at 642 Newtown Yardley Road, Suite 100, Newtown, Pennsylvania, 18940, by telephone at (215) 944-6104 or by email at Kberantuo@heliusmedical.com.

Best regards,

Kofi Berantuo